

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 25, 2011

<u>Via E-mail</u>
Dragan Bozanic in c/o Mr. Gordon Brooke
Chief Financial Officer
Regency Resources Inc.
11 Glouchester Avenue, Flat 5
Camden Town, London, England NW17AU

> **Re: Regency Resources Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 9, 2011**
> **Form 10-K/A for the year ended December 31, 2010**
> **Filed October 7, 2011**
> **Form 10-Q/A for the period ended June 30, 2011**
> **Filed October 24, 2011**
> **File No. 000-53611**

Dear Mr. Bozanic:

We have reviewed your response dated October 6, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended December 31, 2010 filed October 7, 2011

Certifications, Exhibit 32.1

1.   We note that the certifications filed as Exhibits 31.1 and 31.2 incorrectly refer to the Form 10-Q/A rather than the 10-K/A. Please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K that appropriately refer to the Form 10-K as amended.

2.   In addition, we note that Ms Brooke and Mr. Bozanic's certifications filed pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 incorrectly refer to your report on Form 10-Q for the quarterly period ended March 31, 2011. Please further amend your Form 10-K for the year ended December 31, 2010 to include certifications that correctly refer to the 10-K for the annual period ended December 31, 2010. Your amendment must include the entire annual report as well as currently dated and signed 906 and 302 certifications.

Form 10-Q/A for the period ended June 30, 2011

Item 4. Controls and Procedures, page 22

Disclosure Controls and Procedures, page 22

3.   We note your disclosure that you have evaluated the effectiveness of your disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of March 31, 2011. Please further amend your Form 10-Q to provide your conclusion regarding the effectiveness of your disclosure controls and procedures as of June 30, 2011.

General

4.   At the end of our comment letter we requested that in connection with responding to our comments, you provide to us, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide us with this acknowledgement.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief